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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 5

                       COGENERATION CORPORATION OF AMERICA
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   628950 10 7
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                                 (CUSIP number)

                                 James J. Bender
                       Vice President and General Counsel
                                NRG Energy, Inc.
                          1221 Nicollet Mall, Suite 700
                              Minneapolis, MN 55403
                                 (612) 373-5300
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 10, 1998
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             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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     Item 4 of Schedule 13D is hereby amended and restated as follows:

ITEM 4.   PURPOSE OF TRANSACTION

     NRG Energy, Inc. ("NRG") acquired a 41.86% interest in Cogeneration Corporation of America (formerly named "NRG Generating (U.S.) Inc." and "O'Brien Environmental Energy, Inc.") (the "Company") pursuant to the Composite Fourth Amended and Restated Plan of Reorganization (the "Plan") for O'Brien Environmental Energy, Inc., confirmed by order of the United States Bankruptcy Court for the District of New Jersey under Chapter 11 of the United States Bankruptcy Code on February 22, 1996, and pursuant to the Amended and Restated Stock Purchase and Reorganization Agreement dated as of January 31, 1996 (the "Purchase Agreement"). Copies of the Plan and the Purchase Agreement were filed as exhibits to Schedule 13D filed by NRG on May 10, 1996.

     In connection with the negotiation and consummation of the Plan, on March 8, 1996, NRG entered into a loan agreement (the "Loan Agreement") with O'Brien (Schuylkill) Cogeneration, Inc. ("Schuylkill"), a wholly owned subsidiary of the Company, pursuant to which NRG agreed to make a loan in the principal amount of $10,000,000 available to Schuylkill upon Schuylkill's request. As part of the consideration for entering into the Loan Agreement, the Company entered into an option agreement dated March 8, 1996 (the "Option Agreement") with NRG. Pursuant to the Option Agreement, the Company agreed that, on the date on which NRG made a loan to Schuylkill pursuant to the Loan Agreement, NRG would have the right, upon 15 business days' notice, to reduce the outstanding principal amount of the note payable to NRG by Schuylkill by $3,000,000 in exchange for the 396,255 shares (the "Conversion Shares") of the Company's common stock, par value $0.01 per share (the "Common Stock").

     In June 1997, NRG agreed to allow Schuylkill to borrow funds under the Loan Agreement on an "as needed" basis rather than requiring that Schuylkill borrow the full $10,000,000 on the funding date. On August 22, 1997, NRG made a loan of $2,700,000 to Schuylkill pursuant to the Loan Agreement, bringing the total outstanding principal amount under the Loan Agreement to $4,500,000 and thereby vesting in NRG an option, exercisable on 15 business days' notice to the Company, to acquire the Conversion Shares. On August 28, 1997, NRG notified the Company of its intention to exercise its option to acquire the Conversion Shares (the "Exercise Notice"). On November 25, 1997, NRG acquired the Conversion Shares. Copies of the Option Agreement and the Exercise Notice were filed as exhibits to Amendment No. 1 to Schedule 13D filed by NRG on August 29, 1997.

     On August 3, 1998, NRG received an irrevocable proxy (the "Proxy") granting it the right for a limited period of time to vote 147,676 shares of Common Stock. NRG obtained the Proxy in order to increase its voting control over the Company. A copy of the Form of Proxy was filed as an exhibit to Amendment No. 4 to Schedule 13D filed by NRG on August 3, 1998. As a result of its receipt of the Proxy, NRG now beneficially owns an aggregate of 3,254,288, or 47.60%, of the Common Stock.

     NRG has determined to seek to remove Robert Sherman from the Company's Board of Directors. Accordingly, NRG has sent a letter, a copy of which is attached hereto as Exhibit 6, to the Company's Chairman requesting that he call a special meeting of the Company's stockholders to vote upon this issue. NRG has also filed preliminary solicitation materials with the Securities and Exchange Commission pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, relating to a proposed solicitation of proxies and consents from the


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Company's stockholders to remove Mr. Sherman from the Company's Board. If Mr.
Sherman is removed from the Company's Board, four of the remaining seven directors will be NRG employees. In addition, NRG intends to propose to the Company's Board that it fill the resulting vacancy with Michael O'Sullivan, who is a Vice President of NRG's North American division. If Mr. Sherman is removed from the Company's Board, it is anticipated that Mr. Sherman will also be removed from his current positions as the Company's President and Chief Executive Officer.

     Except as described in this Item 4, NRG has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the board of directors or management of the Company or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure; (vi) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, NRG retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations and the Company's Certificate of Incorporation.

     NRG intends to review its investment in the Company on a continuing basis and may, at any time, consistent with NRG's obligations under the federal securities laws and the Company's Certificate of Incorporation, determine to increase or decrease its ownership of shares of the Common Stock through purchases or sales of the Common Stock in the open market or in privately negotiated transactions. NRG's review of its investment in the Company will depend on various factors, including the Company's business prospects, other developments concerning the Company, general economic conditions, money and stock market conditions, and any other facts and circumstances that may become known to NRG regarding its investment in the Company. At the time of filing this Amendment No. 5, NRG has no plans to purchase additional shares of Common Stock in the open market or in privately negotiated transactions.

                            *      *      *

     Item 7 of Schedule 13D is hereby amended and restated as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     1. Composite Fourth Amended and Restated Plan of Reorganization for O'Brien Environmental Energy, Inc. (previously filed as an exhibit to NRG's Schedule 13D on May 10, 1996).

     2. Amended and Restated Stock Purchase and Reorganization Agreement, dated as of January 31, 1996, between NRG Energy, Inc. and O'Brien Environmental Energy, Inc. (previously filed as an exhibit to NRG's
          Schedule 13D on May 10, 1996).

     3. Option Agreement, dated March 8, 1996, between O'Brien Environmental Energy, Inc. and NRG Energy, Inc. (previously filed as an exhibit to Amendment No. 1 to NRG's Schedule 13D on August 29, 1997).

     4. Option Exercise Notice, dated August 28, 1997, from NRG Energy, Inc. to NRG Generating (U.S.), Inc. (previously filed as an exhibit to Amendment No. 1 to NRG's Schedule 13D on August 29, 1997).

     5. Form of Proxy to be executed by Halcyon Alchemy Fund, L.P., Halcyon Special Situations, L.P., Gryphon Hidden Values Limited and Gryphon Hidden Values II Limited (previously filed as an exhibit to Amendment No. 4 to NRG's Schedule 13D on August 3, 1998).

     6. Letter, dated September 14, 1998, from NRG Energy, Inc. to David H. Peterson, Chairman of the Board of Directors of Cogeneration Corporation of America.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      NRG ENERGY, INC.

Dated:   September 14, 1998
                                      /s/      James J. Bender
                                      ------------------------------------------
                                      Name: James J. Bender
                                      Title:  Vice President and General Counsel







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